Press Release

ORKLA

P.O.Box 423 Skøyen, NO-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde ons Tel: +47 22 54 44 31
Rune Helland Tel: +47 22 54 44 11

Date: 3 May 2007

Continued profit growth for Orkla

Orkla achieved strong growth in both revenues and profit in the first quarter. Group pre-tax profit totalled NOK 3.5 billion, compared with NOK 2.1 billion last year. All business areas made progress and operating profit was up 26 per cent, in addition to which substantial financial gains were realised during the quarter.

First quarter operating revenues grew 11 per cent, from NOK 12.5 billion last year to NOK 13.9 billion this year. New companies contributed more than NOK 300 million to operating revenues. Earnings per share (before the share split) increased by 62 per cent to NOK 13.6.

Portfolio gains realised in the first quarter totalled NOK 881 million. Gains from the sale of shares in Mecom and the Renewable Energy Corporation (REC) and interests in real estate projects at Fornebu also contributed to high financial profit. In the first quarter, Orkla increased its ownership interest in REC to 39.75 per cent.

"Orkla has achieved good growth in the past quarter and all business areas have made progress in terms of both operating revenues and profit. Over time, systematic work has been done in the Group on innovation and improvement programmes, and we are now seeing the results of this. The progress must however be seen in the light of a more moderate 1Q2006. At the same time, we have been helped along by strong markets for several of our businesses," says Group President and CEO Dag J. Opedal.

The biggest companies acquired in the first quarter were MTR Foods (India, around 1,000 employees and annual operating revenues of NOK 230 million) and Setuza in the Czech Republic (annual operating revenues of NOK 125 million). After the end of the first quarter, Beauvais acquired Pastella, a manufacturer of fresh pasta and market leader in Denmark, Sweden, Finland and the Netherlands. Felix Abba has also entered into an agreement to take over Saarioinen's vegetable production, which has an annual turnover of approximately EUR 10 million.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2007	1.1.-31.3. 2006	1.1.-31.12. 2006
Operating revenues	**13,888**	12,498	52,683
Operating expenses	**(11,955)**	(10,882)	(45,800)
Depreciations and write-downs property, plant and equipment	**(466)**	(448)	(1,799)
Amortisation intangible assets	**(58)**	(52)	(216)
Other income and expenses	**0**	0	(388)
Operating profit	**1,409**	1,116	4,480
Profit from associates	**352**	44	289
Dividends	**240**	149	769
Gains and losses/write-downs Share portfolio	**881**	696	3,271
Financial items, net	**623**	143	(284)
Profit before taxes	**3,505**	2,148	8,525
Taxes	**(666)**	(433)	(1,346)
Profit after taxes	**2,839**	1,715	7,179
Discontinued operations	**0**	48	4,109
Profit for the year	**2,839**	1,763	11,288
Minority	**35**	21	52
Profit before tax, Industry division	**2,000**	1,217	4,150
Profit before tax, Orkla Financial Investments	**1,505**	931	4,375
Earnings per share (NOK)	**13.6**	8.4	54.5
Earnings per share diluted (NOK)	**13.6**	8.4	54.3
Earnings per share diluted (NOK)*	**13.8**	8.3	36.5

* Excl. amortisation, other income and expenses and discontinued operations

Satisfactory quarter for the group

First quarter results 2007
3 May 2007

Roar Engeland
EVP Orkla Financial Investments and Corporate Development

ORKLA

Agenda

- Highlights Q1-07
- Financial performance
- Orkla Financial Investments
- Orkla Branded Consumer Goods
- Orkla Aluminium Extrusion
- Orkla Materials

ORKLA

Highlights Q1-07

- Strong improvement
  - EBITA +26 %
  - Profit before tax + 63 %
- Progress in Nordic region for Orkla Branded Consumer Goods
  - Polish market particularly challenging for Orkla Foods
- Strong growth in earnings and improved operating margin for Orkla Aluminium Extrusion
- Profit improvement for Silicon-related businesses and Chemicals at Orkla Materials
- Large realised financial gains
  - Portfolio gains, Mecom shares, REC transaction, real estate

ORKLA

Profit before tax + 63 %

Key figures *in NOK million*

1 Jan - 31 Mar	2007	2006	Change
Operating revenues	13 888	12 498	11 %
EBITA	1 467	1 168	26 %
Amortisation intangibles	-58	-52	
Other income and expenses	0	0	
EBIT	1 409	1 116	
Associates	352	44	
Dividends	240	149	
Portfolio gains	881	696	
Net financial items	623	143	
Profit before tax	3 505	2 148	63 %
Taxes	-666	-433	
Profit after tax	2 839	1 715	
Discontinued operations	0	48	
Profit for the year	2 839	1 763	
Earnings per share diluted (NOK)	13.6	8.4	
Earnings per share diluted (NOK)*	13.8	8.3	

* Excluding amortisation, other income and expenses and discontinued operations

ORKLA

Satisfactory industrial growth in Q1

Change in EBITA



1 168
43
118
145
13
-20
1 467
Q1-06
Branded Consumer Goods
Orkla Aluminium Extrusion
Orkla Materials
Orkla Financial Investments
Other
Q1-07

All figures in NOK million

Improved cash flow from operations

Key figures *in NOK million*

1 Jan - 31 Mar	2007	2006
Cash flow from operations	**1 097**	**666**
Financial items, net	- 156	- 178
Cash flow from Industry division	**941**	**488**
Cash flow from Financial investments	**619**	**562**
Taxes paid and miscellaneous	- 559	- 596
Cash flow before capital transactions	**1 001**	**454**
Dividends paid and share buybacks	- 8	4
Net expansion	-5 406	-1 011
Net purchases/sales portfolio investments	- 460	478
Net cash flow	**-4 873**	**- 75**

Strong balance sheet, net gearing 0.3 per Q1



NOK billion
Net gearing
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
2000 2001 2002 2003 2004 2005 2006 Q1-07
Equity
Net interest-bearing debt
Net gearing

ORKLA

Orkla Financial Investments







ORKLA

Return on share portfolio +6.9 % in Q1



Portfolio MSCI Nordic OSEBX S&P 500
6,9 %
7,3 %
4,8 %
0,6 %
29,1 %
23,5 %
33,5 %
10,1 %
2007
2004-2007

Average annual return

Gains and dividends *in NOK million*

2007	1 Jan - 31 Mar
Market value portfolio	**19 414**
Unrealised gains	113
Net gains and losses	745
Change in fair value of associates	136
Dividend received	240
Others and internal gains	26
Change in net asset value	**1 260**

Orkla Finans and Orkla Real Estate

Orkla Finans

- Realised net gain from sale of Orkla Finans Insurance broking NOK 40 million

Orkla Real Estate

- Realised net gain from sale of real estate at Fornebu in Oslo NOK 261 million

Orkla Branded Consumer Goods

Torkild Nordberg
EVP Orkla Branded Consumer Goods


NYHET
Sun


Polly


NYHET
GRANDIOSA

ORKLA

Continued EBITA growth

EBITA 12-month rolling basis


NOK million
2 400
2 200
2 000
1 400
1 200
Q1-02
Q3-02
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-07

Orkla Branded Consumer Goods
in NOK million

1 Jan - 31 Mar	2007	2006	Change
Revenues	5 285	4 878	8 %
EBITA	468	425	10 %
EBITA margin	8.9 %	8.7 %	

ORKLA

Slow start to the year for Orkla Foods

- Stable performance in most Nordic categories
- Weaker profit in Central and Eastern Europe
  - Polish market particularly challenging
- Strong underlying top-line and profit growth for Ingredients

Orkla Foods
in NOK million

1 Jan - 31 Mar	2007	2006	Change
Revenues			
Nordic	2 145	2 111	2 %
Ingredients	701	651	8 %
International	549	505	9 %
Eliminations	- 70	- 68	
Orkla Foods	**3 325**	**3 199**	**4 %**
EBITA			
Nordic	147	152	-3 %
Ingredients	29	19	53 %
International	- 17	3	
Orkla Foods	**159**	**174**	**-9 %**
EBITA margin	**4.8 %**	**5.4 %**	


FELIX
FELIX

Broad based top-line growth within Orkla Brands

- Underlying top-line growth +7 % in Q1
  - Strong improvement for Snacks, Biscuits and Home and Personal Care
- Significant profit improvement, +23 %
- Increasing market shares for most of the businesses
- Integration of Dansk Droge on track

Orkla Brands
in NOK million

1 Jan - 31 Mar	2007	2006	Change
Revenues	1 990	1 708	17 %
EBITA	309	251	23 %
EBITA margin	15.5 %	14.7 %	



Orkla Aluminium Extrusion

Terje Andersen
CFO





ORKLA

Continued strong growth at Sapa

- All business areas improved their operating margins
- Strong markets in China and Europe
- Improvement programmes on track
- Orkla and Alcoa project to establish J/V in aluminium extrusion proceeding according to plan
  - Agreement to be closed in Q2-07

Orkla Aluminium Extrusion
in NOK million

1 Jan - 31 Mar	2007	2006	Change
Revenues	4 653	3 944	18 %
EBITA	350	232	51 %
EBITA margin	7.5 %	5,9 %	



ORKLA

Orkla Materials







ORKLA

Improved results for Elkem

- Positive markets for most businesses
- Satisfactory results for Aluminium and Energy
- One-off effect of + NOK 40 million for Silicon-related businesses
- Elkem Solar project on track
  - Expensed project costs NOK 27 million in Q1

Elkem
In NOK million

1 Jan - 31 Mar Revenues	2007	2006	Change
Energy	320	358	-11 %
Primary Aluminium	704	662	6 %
Silicon-related	1 551	1 355	14 %
Eliminations	- 142	- 182	
Elkem	2 433	2 193	11 %
EBITA			
Energy	244	256	-5 %
Primary Aluminium	123	141	-13 %
Silicon-related	164	15	
Elkem	531	412	29 %
EBITA margin	21.8 %	18.8 %	

ORKLA

Continued strong aluminium markets

- High aluminium prices
  - Average 3 month LME prices USD 2 747, up from USD 2 443 in Q1-06
  - 70 % of volume in the next three years is hedged
- Lower EBITA compared with Q1-06 due to rising raw material prices and lower gain from USD hedging

EBITA per quarter - Aluminium



160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

Continued profitable results from energy trading

- Lower energy prices, but trading operations profited from favourable positions
- Lower hydropower production than Q1 last year
- Water reservoir levels higher than seasonal average
- Investments cost increased by approx. NOK 400 million at the Sauda-project

EBITA per quarter - Energy



330
280
230
180
130
80
30
-20
2003
2004
2005
2006
2007

Borregaard – Significant progress for Chemicals

- Progress for Chemicals driven by price increases, improved product mix and impact from improvement programmes
- Higher wood prices hamper speciality cellulose profitability
- Drop in profit from energy operations as expected
  - Volume of power from DNN contract reduced by approx. 75 % as from 2007

Borregaard
in NOK million

1 Jan - 31 Mar

Revenues	2007	2006	Change
Energy	47	96	-51 %
Chemicals	1 142	1 044	9 %
Eliminations	- 44	- 39	
Borregaard	1 145	1 101	4 %
EBITA			
Energy	29	51	-43 %
Chemicals	62	14	343 %
Borregaard	91	65	40 %
EBITA margin	7.9 %	5.9 %	





Orkla Materials

ORKLA

Coming event – Capital Markets Day

Orkla Capital Markets Day at Felix Conference Centre in Oslo on 31 May 2007 at 1 p.m.

Programme:
Orkla – Strategic direction by CEO Dag J. Opedal
Orkla Branded Consumer Goods – The value creation model by EVP Torkild Nordberg
Solar Energy by EVP Roar Engeland and MD John G. Thuestad
Orkla Aluminium Extrusion – Status and strategy by EVP Ole Enger

To register: info@orkla.no

ORKLA

ORKLA

Appendix

Balance sheet

Key figures *in NOK million*

31 Mar	2007	2006
Intangible assets	17 227	17 875
Property, plant and equipment	16 908	17 199
Financial non-current assets	13 535	4 469
Non-Current assets	**47 670**	**39 543**
Inventories	6 775	6 374
Receivables	10 946	10 980
Portfolio investments	19 448	17 333
Cash and cash equivalents	2 322	2 417
Current assets	**39 491**	**37 104**
Total assets	**87 161**	**76 647**
Paid-in equity	2 009	2 011
Earned equity	47 951	37 705
Minority interest	329	758
Equity	**50 289**	**40 474**
Provisions	5 614	5 635
Non-current interest-bearing liabilities	14 866	13 737
Current interest-bearing liabilities	4 446	4 180
Other current liabilities	11 946	12 621
Equity and liabilities	**87 161**	**76 647**
Equity to total assets ratio	57.7 %	52.8 %
Net gearing	0.3	0.4

ORKLA

Currency translation effects

in NOK million

Revenues	**Q1-07**
Orkla Foods	47
Orkla Brands	16
Orkla Aluminium Extrusion	0
Elkem	17
Borregaard	-10
Total	**70**

EBITA	**Q1-07**
Orkla Foods	1
Orkla Brands	0
Orkla Aluminium Extrusion	0
Elkem	2
Borregaard	1
Total	**4**

ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

per 31 Mar 2007

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra	Industry	1 018	5,2	13,4
Steen & Strøm	Real Estate	1 002	5,2	10,3
Hennes & Mauritz	Retailing	820	4,2	0,3
Vimpelcom	Telecommunication	751	3,9	0,6
DnB NOR	Bank	728	3,7	0,6
Norsk Hydro	Energy	703	3,6	0,3
Fast Search	Systems Software	673	3,5	12,6
Rieber & Søn	Food	661	3,4	15,5
Schibsted	Media	496	2,6	2,7
Amer Group	Consumer Goods	438	2,3	4,6
Total principal holdings		**7 290**	**37,6**	
Market value of entire portfolio		**19 414**		

Aluminium hedge in Elkem

Primary Aluminium - LME 3 month USD/MT


3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
USD/MT
jan 2004
apr 2004
jul 2004
okt 2004
jan 2005
apr 2005
jul 2005
okt 2005
jan 2006
apr 2006
jul 2006
okt 2006
jan 2007

- Elkem Aluminium recorded a loss of NOK 108 million on its metal hedging in Q1-07 (50 % basis)
- At the end of first quarter 414 000 MT of aluminium were sold forward at an average price of USD 1.842 per MT (100% basis). Put options for 19 000 MT have been purchased at an average strike price of USD 1.730 per MT.
  This corresponds to approximately 2.3 years of exposure
- Unrealised metal hedging losses total NOK 871 million (50 % basis), distributed over 2007-2010

Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 31 Mar	2007	2006	Full year 2006
Net interest expenses	-146	-133	-579
Currency gain/loss	16	5	-38
Other financial items, net	753	271	333
Net financial items	**623**	**143**	**-284**

ORKLA

Equity and liabilities



NOK billion
Net gearing
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Q1-07
Equity Net interest-bearing debt Net gearing

Figures as reported
IFRS accounting from 2004

ORKLA

Debt maturity profile 31 Mar 2007



NOK million
Average maturity 4.5 years
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2007 2008 2009 2010 2011 2012 2013 2014 2017
Drawn amounts Unutilised credit facilities

ORKLA

Funding Sources 31 Mar 2007

Figures in NOK billion



Unutilised credit facilities 33 %
8.7
Bonds and CPs 27 %
7.4
10.8
Banks 40 %

"Exemption No. 82-3998"

ORKLA

FIRST QUARTER 2007

KEY FIGURES FIRST QUARTER FOR ORKLA ASA

Amounts in NOK million	1.1.–31.3. 2007	1.1.–31.3. 2006	1.1.–31.12. 2006
Operating revenues	**13,888**	12,498	52,683
Operating profit (EBITA)*	**1,467**	1,168	5,084
Profit before taxes	**3,505**	2,148	8,525
Earnings per share diluted (NOK)	**13.6**	8.4	54.3
Earnings per share diluted after split 20 April 2007 (NOK)	**2.71**	1.68	10.86
Cash flow from operations	**1,097**	666	4,555
Net interest-bearing debt	**16,062**	16,072	11,420
Equity (%)	**57.7**	52.8	60.4
Net gearing	**0.32**	0.40	0.24

* Before amortisation and other income and expenses

OPERATING REVENUES

NOK million



16 000
12 000
8 000
4 000
0
12 498
12 954
12 651
14 580
13 888
1Q 2Q 3Q 4Q
2006
1Q
2007

OPERATING PROFIT*

NOK million



1 800
1 200
600
0
1168
1044
1220
1652
1467
1Q 2Q 3Q 4Q
2006
1Q
2007

* Before amortisation and other income and expenses

THE FIRST QUARTER IN BRIEF

- Group pre-tax profit totalled NOK 3,505 million (NOK 2,148 million)[1]. Operating profit before amortisation was up 26 %, while a number of financial gains were realised in the first quarter.
- Driven by progress in the Nordic region, Orkla Branded Consumer Goods achieved 10 % growth in operating profit before amortisation. Outside the Nordic region, results at the start of the year were slightly weaker than last year.
- Continued strong markets and positive mix effects resulted in higher margins and good profit growth for Orkla Aluminium Extrusion. The final agreement on a new joint venture based on Sapa's and Alcoa's aluminium profile businesses is expected to be signed in the second quarter.
- Markets were good for most areas in Orkla Materials and both Elkem and Borregaard reported profit growth.
- The return on the Share Portfolio was 6.9 % and the net asset value increased by NOK 1,260 million in the first quarter.
- Gains from the sale of shares in Mecom and the Renewable Energy Corporation (REC) and of interests in real estate projects at Fornebu contributed to high financial profit.
- Orkla increased its ownership interest in REC to 39.75 % in the first quarter.

[1] The figures in brackets refer to the corresponding period of the previous year

More information about Orkla is available at **www.orkla.com/ir**

THE ORKLA GROUP

Group operating revenues totalled NOK 13,888 million in the first quarter (NOK 12,498 million)[1]. New companies contributed just over NOK 300 million. Compared with the first quarter of last year, the NOK strengthened against the USD but weakened against EUR-related currencies. This resulted in a positive currency translation effect, which boosted operating revenues by approximately NOK 70 million.

Group operating profit before amortisation increased by 26 % in the first quarter to NOK 1,467 million (NOK 1,168 million)[1].

Orkla Branded Consumer Goods continued to perform well on the Nordic markets. Outside the Nordic region, results at the start of the year were somewhat weaker than last year. Progress in the Nordic region was primarily driven by strong focus on innovation and new launches within Orkla Brands, while certain segments in Orkla Foods faced a more challenging market situation. Underlying[2] growth in operating revenues and operating profit before amortisation for Orkla Branded Consumer Goods was 2 % and 5 % respectively.

Continuing strong markets for Orkla Aluminium Extrusion in Europe and Asia contributed to good profit growth in the first quarter. Volume growth in the first quarter was lower than in 2006, but positive mix effects and improved margins resulted in underlying[2] growth in operating revenues and operating profit before amortisation of 21 % and 57 % respectively. The final agreements in connection with the new joint venture based on Sapa's and Alcoa's aluminium profile businesses are expected to be signed in the second quarter.

The generally positive market situation for Orkla Materials contributed to profit growth for both Elkem and Borregaard. Elkem's progress was primarily ascribable to efficient operations and improved markets for the silicon-related units. Operating profit was also boosted by NOK 40 million related to a gain on a terminated contract at Elkem Chartering. For Borregaard, the lignin business continued to develop well, while the effect of the improved market situation was counteracted by high timber prices for speciality cellulose. As anticipated, the reduction in power volume in the DNN agreement from the beginning of 2007 led to weaker profit from Borregaard's energy business.

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC), Jotun and Hjemmet Mortensen. The 40 % financial ownership interest in Hjemmet Mortensen, which is presented as a joint venture under "Other business", contributed NOK 30 million (NOK 24 million)[1] to Orkla's first quarter operating profit before amortisation. The ownership interests in REC (39.75 %) and Jotun (42.5 %) are presented according to the equity method and the share of profit after tax is reported on the line for profit from associates. Jotun achieved positive underlying growth in operations, while the contribution from REC to Orkla's profit was NOK 289 million in the first quarter (NOK 0 million)[1].

For Orkla Financial Investments, the return on the Share Portfolio was 6.9 % in the first quarter, compared with 7.3 % for the Morgan Stanley Nordic Index. (The Oslo Stock Exchange Benchmark Index rose 4.8 %). Book portfolio gains and the change in the fair value of associates amounted to NOK 881 million (NOK 696 million)[1]. At quarter-end, unrealised gains amounted to almost NOK 5.8 billion. Orkla Finans Forsikringsmegling (insurance broking) was sold at a gain of NOK 40 million, which was recognised in first quarter operating profit. Orkla Eiendom (real estate) sold ownership interests in projects at Fornebu at a gain of NOK 261 million. The ownership share in individual projects was lower than 50 % and the gain is reported in the income statement as "Other financial income".

As previously reported, Orkla increased its ownership interest in REC in the course of the first quarter by buying shares from Good Energies Investment (GEI). In connection with the acquisition in REC, Orkla also gave Q-Cells AG a financial downside protection for its ownership position in REC by issuing three put options. At the time of issue, the value of these options was calculated to be NOK 489 million, which was capitalised. According to IFRS, ongoing changes in this value must be reported in the income statement, and in the first quarter the change in value amounted to a calculated financial income of just over NOK 6 million. Orkla also had a financial interest in Good Energies Investment's (GEI) sale of 4 % of the share capital in REC and in this connection made a gain of about NOK 270 million in the first quarter. Towards the end of the quarter, Orkla reduced its stake in REC to 39.75 % in order to have a certain margin to the 40 % limit that triggers a mandatory offer. The sale resulted in a further gain of NOK 102 million, which is included in the above-mentioned contribution to profit from REC.

In the first quarter, Orkla sold its ownership interest in the Mecom Group plc (19.97 %) at a book gain of just over NOK 300 million. Following this transaction, Orkla owns no shares in Mecom. At quarter-end, Orkla had a remaining seller's credit to Mecom, which was redeemed after the end of the quarter. Following this transaction, Orkla has no outstanding accounts with Mecom and the final total of proceeds from the sale of the media business is NOK 7.8 billion.

As of the end of the first quarter, Group earnings per share (diluted), before share split, amounted to NOK 13.6 (NOK 8.4)[1]. The increase was due to the improved performance of Orkla Aluminium Extrusion and Orkla Materials, as well as gains from the sale of shares in Mecom and REC and the sale of ownership interests in real estate projects at Fornebu, which had a positive impact on profit. Higher dividends received and realised portfolio gains in the Financial Investments division also made a positive contribution. The Group's tax charge for 2007 is estimated to be around 19 %.

ORKLA BRANDED CONSUMER GOODS

- Continued growth in sales and profit in the Nordic region, primarily driven by innovations and a high level of activity at Orkla Brands
- Weaker start to the year than last year in terms of profit outside the Nordic region. Challenging market situation in Poland
- Broad-based profit growth for Orkla Food Ingredients

First quarter operating revenues for Orkla Branded Consumer Goods increased to NOK 5,285 million (NOK 4,878 million)[1]. This improvement was partly due to structural growth, and underlying[2] operating revenues were 2 % higher than in the first quarter of 2006. The effects of Easter coming somewhat earlier in 2007 than in 2006 are estimated to have been more or less neutral. Operating profit before amortisation totalled NOK 468 million (NOK 425 million)[1], equivalent to underlying[2] growth of NOK 20 million.

[1] Excluding acquisitions, divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2007	1.1.-31.3. 2006	1.1.-31.12. 2006
Operating revenues	**13,888**	12,498	52,683
Operating expenses	**(11,955)**	(10,882)	(45,800)
Depreciations and write-downs property, plant and equipment	**(466)**	(448)	(1,799)
Amortisation intangible assets	**(58)**	(52)	(216)
Other income and expenses	**0**	0	(388)
Operating profit	**1,409**	1,116	4,480
Profit from associates	**352**	44	289
Dividends	**240**	149	769
Gains and losses/write-downs Share portfolio	**881**	696	3,271
Financial items, net	**623**	143	(284)
Profit before taxes	**3,505**	2,148	8,525
Taxes	**(666)**	(433)	(1,346)
Profit after taxes	**2,839**	1,715	7,179
Discontinued operations	**0**	48	4,109
Profit for the year	**2,839**	1,763	11,288
Minority	**35**	21	52
Profit before tax, Industry division	**2,000**	1,217	4,150
Profit before tax, Orkla Financial Investments	**1,505**	931	4,375
Earnings per share (NOK)	**13.6**	8.4	54.5
Earnings per share diluted (NOK)	**13.6**	8.4	54.3
Earnings per share diluted (NOK)*	**13.8**	8.3	36.5

* Excl. amortisation, other income and expenses and discontinued operations

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting.

ORKLA FOODS

Orkla Foods' operating revenues amounted to NOK 3,325 million (NOK 3,199 million)[1]. The improvement was primarily due to structural growth. Underlying[2] operating revenues were 2 % lower than in the first quarter of 2006. Operating profit before amortisation totalled NOK 159 million (NOK 174 million)[1]. The underlying[2] decline was NOK 22 million. The main launches were Grandiosa Full Pakke (pizza, Norway) and Felix Middagsrätt (ready meals, Sweden).

Orkla Foods Nordic reported operating revenues of NOK 2,145 million (NOK 2,111 million)[1]. Underlying[2] operating revenues were on a par with the first quarter of 2006. Operating profit before amortisation was NOK 147 million (NOK 152 million)[1]. Procordia Food and Abba Seafood (Sweden), Stabburet (Norway), Beauvais (Denmark) and Felix Abba (Finland) achieved sales growth, while sales for Bakers (Norway) and Panda (Finland) declined. After the end of the first quarter, Beauvais acquired Pastella, a fresh pasta manufacturer which is market leader in Denmark, Sweden, Finland and the Netherlands. Pastella's annual operating revenues are estimated to be approximately DKK 130 million. Felix Abba has entered into an agreement to take over Saarioinen's vegetable production, which has estimated annual operating revenues of around EUR 10 million.

Operating revenues for Orkla Foods International totalled NOK 549 million (NOK 505 million)[1]. Operating profit before amortisation was NOK -17 million (NOK 3 million)[1]. The weaker performance was due to weaker profit growth in Central and Eastern Europe and especially challenging markets in Poland. The Russian chocolate companies reported operating revenues and operating profit on a par with the first quarter of 2006, while the Baltic companies continued to make progress. The acquisition of all the shares in MTR Foods has been approved by the Indian authorities and the company will be taken over with accounting effect from 1 April.

Orkla Food Ingredients reported operating revenues of NOK 701 million (NOK 651 million)[1]. Operating profit before amortisation totalled NOK 29 million (NOK 19 million)[1]. Underlying[2] profit growth was 42 %. Progress was broad-based, with Odense Marcipan (Denmark) doing particularly well. In the first quarter, Orkla Food Ingredients took over Setuza, the leading margarine and fat company in the Czech Republic (exclusive production), which has estimated annual operating revenues of NOK 125 million.

ORKLA BRANDS

Orkla Brands' first quarter operating revenues amounted to NOK 1,990 million. Taking into account the acquisition of Dansk Droge (Dietary Supplements) last year and exchange rate fluctuations, the underlying[2] rise in operating revenues was 7 %. Revenue growth was broad-based and all units except Dietary Supplements achieved more than 4 % underlying[2] growth. This was, however, compared with a relatively weak first quarter last year. The sales performance of Dietary Supplements was on a par with last year when structural changes are taken into account.

The rise in revenues was largely related to introductory sales of new products, with the Explore skin care range from Lilleborg making the largest contribution. Contributions from other launches included Sun

OPERATING PROFIT PER BUSINESS AREA*	1.1.–31.3.		1.1.–31.12.
Amount in NOK million	**2007**	2006	2006
Orkla Group	**1,467**	**1,168**	**5,084**
Orkla Branded Consumer Goods	**468**	**425**	**2,455**
Orkla Foods	159	174	1,278
Orkla Brands	309	251	1,177
Orkla Aluminium Extrusion	**350**	**232**	**839**
Orkla Materials	**622**	**477**	**1,804**
Elkem	531	412	1,438
Borregaard	91	65	366
Orkla Financial Investments	**80**	**67**	**185**
Orkla HQ/Other Business	**(53)**	**(33)**	**(199)**

* Before amortisation and other income and expenses

See appendix on last page for detailed split on operating revenues and operating profit.

Alt i 1 (Sun all in one, Lilleborg), ABC Bokstavkjeks (alphabet biscuits, Biscuits) and Crispo bar (Confectionery). Parts of this growth are ascribable to a certain build-up of stocks by customers. Snacks experienced strong revenue growth in the first quarter, mainly related to the Nordic business. For the first time in a long time, revenues from Biscuit sales in Sweden grew well in the first quarter, mainly due to good sales of Ballerina MiniMuffins. However, investments in establishing a position on the Danish biscuit market are so far having a negative impact on profit. Easter sales for Confectionery were on a par with last year.

First quarter operating profit before amortisation totalled NOK 309 million (NOK 251 million)[1]. Different accrual accounting for advertising investments helps to explain part of this improvement. All units reported underlying[2] profit growth. Focused efforts are being made to improve efficiency in all parts of the value chain. This is regarded as being essential in order to compensate for wage growth and higher prices for important raw materials.

Lilleborg strengthened its market share, mainly in the field of detergents, while shares for Biscuits were somewhat weaker in both Norway and Sweden. Other market shares were largely unchanged.

The integration of Dansk Droge is proceeding according to plan and work is in progress on realising synergy gains. The main synergy gains are not expected to become apparent until 2008, and will be in the fields of production and purchasing. The new name of the entire Dietary Supplements business will be Axellus.

ORKLA ALUMINIUM EXTRUSION

- Higher profit and margins for Sapa. Operating profit before amortisation increased by 51 % to NOK 350 million
- Good markets in China and most European countries, while the housing and transport markets in the USA are still weak
- Improvements in operating margins continued for all units

Delivered volume in the first quarter totalled 117,933 tonnes, 3 % higher than in the first quarter of last year (114,030 tonnes)[1]. Volume for Profiles in Europe was up 6 %, while due to weak markets, especially the private housing market, delivered volume for Profiles in North America was 18 % lower than in the first quarter of 2006. Total volume for Profiles was up 3 %. Volume for Heat Transfer increased by 5 % and the Chinese business in particular achieved good growth in the first quarter due to good utilisation of increased capacity in a strong market.

Demand remained strong in most European countries in the first quarter and, compared with the first quarter of last year, total market growth is estimated to have been around 4 %. However, the US market was still weak and demand in the private housing market was low. The market situation for Building System was good in the first quarter, with good markets in Europe, especially in Germany and Scandinavia. At quarter-end, however, there were signs that demand was levelling off somewhat, especially in the French market.

First quarter operating revenues totalled NOK 4,653 million (NOK 3,944 million)[1], up 18 %. In addition to volume growth, this increase is primarily ascribable to changes in the product mix and improved margins, and partly also to higher metal prices. Compared with the first quarter of 2006, the LME price was up 12 %, measured in USD.

Operating profit before amortisation increased by 51 % to NOK 350 million. Profiles, Building System and Heat Transfer all made significant progress compared with last year. Improved margins due to price rises for Profiles were an important reason for the increase in profit and prices remained at a stable, high level compared with the fourth quarter of 2006. Improvement programmes also made a positive contribution in the first quarter.

ORKLA MATERIALS

- A positive market situation for most areas in Orkla Materials contributed to continued profit growth
- Elkem again made high gains from financial power trading in the first quarter of 2007. As anticipated, a significant reduction in contract volume from the DNN agreement resulted in lower profit for Borregaard's energy business
- Good profit growth for Elkem's silicon-related units. A gain from the termination of a contract at Elkem Chartering increased operating profit by NOK 40 million
- Higher profit for Borregaard's chemicals business, but high timber prices had a negative impact on profit from speciality cellulose

Operating revenues for Orkla Materials amounted to NOK 3,568 million (NOK 3,333 million)[1] in the first quarter. Operating profit before amortisation was NOK 622 million (NOK 477 million)[1]. The NOK 145 million increase is primarily ascribable to Elkem's silicon business and Borregaard's lignin business.

ELKEM

Elkem's first quarter operating revenues totalled NOK 2,433 million. Operating profit before amortisation was NOK 531 million, up NOK 119 million compared with the first quarter of last year.

Profit for Primary Aluminium was slightly lower than in the first quarter of 2006, mainly due to higher raw material costs and a reduced contribution from USD hedges. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) was USD 2,747 in the first quarter, compared with USD 2,443 in the first quarter of 2006. Delivered volume was 82,000 tonnes. A loss of NOK 108 million on metal hedges was realised in the first quarter. At the beginning of the second quarter of 2007, primary aluminium prices are still high and higher than the average price for the first quarter. The market is expected to remain strong in the second quarter.

The energy business again achieved strong profit in the first quarter of 2007, mainly driven by good trading results. Elkem's hydropower production in Norway was 754 GWh, 43 GWh lower than in the same period last year. Precipitation levels were well above average in both Northern and Western Norway. The system price on the Nordic market dropped from 27.3 øre/kWh in December to 19.4 øre/kWh in March. At the end of the first quarter, Elkem's resource situation in the form of reservoirs is significantly stronger than normal for the time of year and elsewhere in Norway. Elkem's investment in the development of Saudefaldene will be more expensive than originally planned. Weaker rock, with significantly larger water pockets than could have been expected on the basis of previous development and feasibility studies, will lead to a rise of around NOK 400 million in investment costs. However, the profitability of the project is still good and it will largely proceed according to the original schedule.

Profit from the silicon-related units was significantly better than in the same period last year. The market for silicon metal and ferrosilicon continued to be favourable in the first quarter, and is expected to remain so in the next three months. The other silicon-related units reported a good operating situation and profit growth. The construction of a new industrial plant for Elkem Solar at Fiskaa in Kristiansand made good progress in the first quarter and the level of activity has increased considerably as regards preparing the site and strengthening the organisation. The project is proceeding according to plan and is expected to be completed in mid-2008. Recognised costs for Elkem Solar were NOK -27 million in the first quarter (NOK -11 million)[1]. As previously announced, expensed costs for the year as a whole are expected to be about NOK 100-150 million above 2006.

BORREGAARD

Borregaard's operating revenues amounted to NOK 1,145 million in the first quarter of 2007 (NOK 1,101 million)[1], equivalent to underlying[2] growth of 4 % compared with the first quarter of last year.

Operating profit before amortisation was NOK 91 million (NOK 65 million)[1]. For the company's industrial operations, price rises, an improved product mix and the effect of improvement programmes had a positive impact, but this was partially offset by high timber prices, the weaker USD exchange rate and the reduced effect of currency hedges. Profit from the energy area was weaker due to lower sales volume and low prices.

Borregaard LignoTech significantly increased its profit compared with the first quarter of last year. The market was characterised by strong demand, especially from the construction industry, and high prices. Total sales volume was 20 % higher than in the first quarter of last year due to new capacity and improved utilisation of existing plants.

Borregaard ChemCell's profit was still negative, but better than in the same period last year. The market for speciality cellulose improved, with good demand and higher prices. The sales mix was more favourable, from both Norway and Switzerland. Cellulose production in Switzerland was higher and more stable. However, extremely high timber prices dampened profitability at both factories. The ethanol business continued to make a good contribution to profit.

Borregaard Ingredients & Pharma reported slightly lower profit than in the first quarter of 2006. The profitability of Ingredients was on a par with last year, driven by price rises for aroma products and good sales growth for yeast, but with higher costs related to the expansion of the omega-3 business. The Pharma business in Norway had lower sales and a somewhat weaker mix, while the diphenol business in Italy had a satisfactory quarter, despite a certain amount of pressure on prices.

Borregaard Energy reported lower quarterly profit than last year due to lower market prices, lower sales volume and a reduced contribution from financial power trading. The decline in volume was ascribable to the reduction of the DNN contract from January 2007, which has resulted in a significantly lower contract volume than before. However, the company's own production at run-of-the-river plants was high due to favourable weather conditions.

In the first quarter, Borregaard accepted a fine of NOK 2 million which the company was ordered to pay after an oil spill at the Sarpsborg factory in March 2006.

ORKLA ASSOCIATES

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.75 % ownership share), Jotun AS (42.5 % ownership share) and Hjemmet Mortensen AS (40 % financial ownership interest). REC and Jotun are presented in Orkla's financial

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2007	31.3. 2006	31.12. 2006
Intangible assets	**17,227**	17,875	17,571
Property, plant and equipment	**16,908**	17,199	16,568
Financial non-current assets	**13,535**	4,469	7,914
Non-current assets	**47,670**	39,543	42,053
Assets held for sale		-	113
Inventories	**6,775**	6,374	6,510
Receivables	**10,946**	10,980	10,924
Share Portfolio etc.	**19,448**	17,333	18,224
Cash and cash equivalents	**2,322**	2,417	1,788
Current assets	**39,491**	37,104	37,446
Total assets	**87,161**	76,647	79,612
Paid-in equity	**2,009**	2,011	2,008
Earned equity	**47,951**	37,705	45,765
Minority interests	**329**	758	336
Equity	**50,289**	40,474	48,109
Provisions	**5,614**	5,635	5,308
Non-current interest-bearing liabilities	**14,866**	13,737	10,849
Current interest-bearing liabilities	**4,446**	4,180	3,552
Other current liabilities	**11,946**	12,621	11,794
Equity and liabilities	**87,161**	76,647	79,612
Equity ratio (%)	**57.7**	52.8	60.4

CHANGE EQUITY

Amounts in NOK million	1.1.-31.3. 2007	1.1.-31.3. 2006	31.12. 2006
Equity 1 January	**47,773**	37,177	37,177
Profit for the year after minorities	**2,804**	1,742	11,236
Dividends	**0**	0	(1,643)
Sale/buy back of own shares	**12**	25	(158)
Change in fair value Share portfolio	**(375)**	1,015	929
Change in fair value hedging instruments	**11**	(99)	(133)
Option costs	**6**	25	21
Translation effects	**(271)**	(169)	344
Equity at end of period	**49,960**	39,716	47,773

CASH FLOW*

Amounts in NOK million	1.1.-31.3. 2007	1.1.-31.3. 2006	1.1.-31.12. 2006
Industry division:			
Operating profit	**1,330**	1,049	4,295
Amortisation, depreciations and impairment charges	**521**	499	2,377
Changes in net working capital, etc.	**(445)**	(524)	(770)
Cash flow from operations before net replacement expenditures	**1,406**	1,024	5,902
Net replacement expenditures	**(309)**	(358)	(1,347)
Cash flow from Industry division	**1,097**	666	4,555
Financial items, net	**(156)**	(178)	(814)
Cash flow from Industry division	**941**	488	3,741
Cash flow from Orkla Financial Investments	**619**	562	1,113
Taxes paid	**(493)**	(491)	(1,607)
Other	**(66)**	(105)	375
Cash flow from capital transactions	**1,001**	454	3,622
Dividends paid	**(20)**	(21)	(1,704)
Net sale/buy back own shares	**12**	25	(158)
Cash flow before expansion	**993**	458	1,760
Expansion investments, Industry division	**(642)**	(256)	(1,291)
Sold companies/share of companies	**1,727**	10	7,797
Acquired companies/share of companies	**(6,491)**	(765)	(5,094)
Net purchases/sales Share portfolio	**(460)**	478	1,710
Net cash flow	**(4,873)**	(75)	4,882
Currency translation net interest-bearing debt	**231**	39	(266)
Chang in net interest-bearing debt	**4,642**	36	(4,616)
Net interest-bearing debt	**16,062**	16,072	11,420

* The cash flow is based on that Orkla Media is presented as discontinued operations in 2006

statements according to the equity method and Orkla's share of these companies' profit after tax is reported on the line for "Profit from associates" in the Group's financial statements. Hjemmet Mortensen is presented as a joint venture and the figures are reported line by line under "HQ/Other business". The figures below are on a 100 % basis.

REC continued to grow strongly and its first quarter operating revenues increased by 85 % to NOK 1,616 million (NOK 872 million)[1]. EBITDA was more than doubled, from NOK 380 million in the first quarter of 2006 to NOK 869 million in the first quarter of 2007.

Underlying growth in sales and operating profit was again positive for Jotun in the first quarter of 2007. Operating revenues totalled NOK 2,072 million, up 15 % from the same period in 2006 (NOK 1,806 million)[1].

First quarter operating revenues for Hjemmet Mortensen (100 %) amounted to NOK 459 million (NOK 397 million)[1]. Operating profit was NOK 74 million (NOK 60 million)[1].

ORKLA FINANCIAL INVESTMENTS

First quarter profit before tax totalled NOK 1,505 million (NOK 931 million)[1].

The return on Orkla's share portfolio was 6.9 % in the first quarter, compared with a 7.3 % rise on the Morgan Stanley Nordic Index. (The Oslo Stock Exchange Benchmark Index was up 4.8 %).

Net purchases of shares amounted to NOK 460 million in the first quarter, while the net asset value of the portfolio increased by NOK 1,260 mil-

lion. At quarter-end, the market value of the Share Portfolio was NOK 19,414 million and foreign investments accounted for 50 %. Unrealised gains were NOK 5,760 million at the end of the first quarter. In the first quarter, realised portfolio gains and changes in the fair value of associates amounted to NOK 881 million (NOK 696 million)[1]. Dividends received totalled NOK 240 million (NOK 148 million)[1].

Orkla Finans reported first quarter operating revenues of NOK 168 million (NOK 120 million)[1] and operating profit of NOK 77 million (NOK 41 million)[1]. Orkla Finans Forsikringsmegling (insurance broking) was sold in the first quarter at a gain of NOK 40 million under operating profit.

Orkla Eiendom (real estate) posted pre-tax profit of NOK 269 million for the first quarter (NOK 39 million)[1]. The sale of real estate projects at Fornebu was completed in the first quarter at a gain of NOK 261 million. Since the ownership interests in this project were less than 50 %, the gain was reported under financial items as "Other financial income".

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,097 million in the first quarter, which is an improvement of NOK 431 million compared with the same period last year.

Working capital increased due to seasonal fluctuations during the quarter, but the trend was positive compared with last year. High market prices and increased sales have resulted in a higher value for customer receivables for both Orkla Aluminium Extrusion and Elkem. The seasonal rise in working capital in the Branded Consumer Goods area was primarily ascribable to the payment of annual bonuses to retailers that had fallen due.

Expansion investments totalled NOK 642 million in the first quarter and were largely related to Elkem, where Elkem Solar, the hydropower development at Saudefaldene and the anode factory at Mosjøen accounted for the largest outgoings.

Acquisitions amounted to NOK 6,491 million, most of which was ascribable to the acquisition of shares in REC. Other acquisitions were related to minor takeovers in Orkla Foods.

Net purchases of portfolio shares in the first quarter totalled NOK 460 million (net sales of NOK 478 million)[1]. In the first quarter, net sales of Orkla's own shares amounted to NOK 12 million (NOK 25 million)[1] in connection with the Group's option programme.

After expansion, the Group had negative net cash flow of NOK 4,873 million in the first quarter. Net interest-bearing liabilities increased by NOK 4,642 million and amounted to NOK 16,062 million at quarter-end.

The average borrowing rate for the Group's net interest-bearing liabilities in the first quarter was 4.6 %. 91 % of interest-bearing liabilities, which were mainly in SEK, EUR, DKK, USD and NOK, were at floating interest rates. The equity-to-total-assets ratio was 57.7 % at quarter-end.

OTHER MATTERS

At the General Meeting on 19 April 2007 the dividend was set at NOK 10 per share, before share split. Dividends will be paid out on 3 May 2007.

Thereafter, a resolution was adopted to split the Orkla share so that one old Orkla share was converted into five new Orkla shares. At the same time, the nominal value was changed from NOK 6.25 per share to NOK 1.25 per share.

Elisabeth Grieg, Johan H. Andresen jr., Idar Kreutzer and Peter Ruzicka were re-elected as members of the Corporate Assembly for a term of two years. Knut Brundtland, Rune Bjerke and Kjetil Houg were elected as new members for a term of two years. Knut Brundtland was elected Chairman of the Nomination Committee for a term of two years. Terje Venold, Anne Birgitte Fossum and Scilla Treschow Hokholt were re-elected as deputy members of the Corporate Assembly, while Andreas Enger was elected as a new deputy member, all for a term of two years. The Board of Directors thanks the Chairman of the Corporate Assembly, Harald Arnkværn, and other retiring members for their contributions to the best of Orkla.

OUTLOOK

The macro-economic picture is generally positive, with continued good growth anticipated in Europe and Asia. However, the slowdown that took place in the US economy in the second half of 2006 is expected to continue and thereby contribute to somewhat more moderate growth in the short term.

The Nordic grocery market is expected to remain relatively stable in the coming quarters and future profit growth will primarily be driven by Orkla's own efforts. Higher prices for factor inputs will require strong focus on internal improvement projects. The market trend is also positive on the East European grocery markets, but this is counteracted by the increased consolidation of customers and constantly increasing pressure on prices. This is particularly apparent in Poland.

For Orkla Aluminium Extrusion and Orkla Materials, good demand is again expected on most markets in the second quarter. Over time, an anticipated weak USD against the NOK will have a negative impact on Orkla Materials.

Continued growth is expected on the Norwegian and Nordic stock markets, while growth in Norway is expected to be somewhat lower than in 2006.

Rising market rates in relevant countries will result in a higher average borrowing rate for the Orkla Group. On the basis of the current currency composition of liabilities, the average borrowing rate is expected to rise by an estimated 85 points compared with 2006.

Oslo, 2 May 2007
The Board of Directors of Orkla ASA

APPENDIX: OPERATING REVENUES AND OPERATING PROFIT* PER BUSINESS AREA AND SEGMENT

OPERATING REVENUES

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2007**	2006	2006
Orkla Group	**13,888**	**12,498**	**52,683**
Orkla Branded Consumer Goods	**5,285**	**4,878**	**21,398**
Orkla Foods	3,325	3,199	14,266
Orkla Foods Nordic	*2,145*	*2,111*	*9,283*
Orkla Food Ingredients	*701*	*651*	*2,857*
Orkla Foods International	*549*	*505*	*2,429*
Eliminations Orkla Foods	*(70)*	*(68)*	*(303)*
Orkla Brands	1,990	1,708	7,250
Eliminations Orkla Branded Consumer Goods	(30)	(29)	(118)
Orkla Aluminium Extrusion	**4,653**	**3,944**	**16,318**
Orkla Materials	**3,568**	**3,333**	**13,798**
Elkem	2,433	2,193	9,180
Elkem Energy	*320*	*358*	*1,677*
Elkem Primary Aluminium	*704*	*662*	*2,590*
Elkem Silicon-related	*1,551*	*1,355*	*5,621*
Eliminations Elkem	*(142)*	*(182)*	*(708)*
Borregaard	1,145	1,101	4,658
Borregaard Energy	*47*	*96*	*428*
Borregaard Chemicals	*1,142*	*1,044*	*4,369*
Eliminations Borregaard	*(44)*	*(39)*	*(139)*
Eliminations Orkla Materials	(10)	39	(40)
Orkla Financial Investments	**243**	**227**	**763**
Orkla HQ/Other Business	**139**	**116**	**406**

OPERATING PROFIT*

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2007**	2006	2006
Orkla Group	**1,467**	**1,168**	**5,084**
Orkla Branded Consumer Goods	**468**	**425**	**2,455**
Orkla Foods	159	174	1,278
Orkla Foods Nordic	*147*	*152*	*1,057*
Orkla Food Ingredients	*29*	*19*	*166*
Orkla Foods International	*(17)*	*3*	*55*
Orkla Brands	309	251	1,177
Orkla Aluminium Extrusion	**350**	**232**	**839**
Orkla Materials	**622**	**477**	**1,804**
Elkem	531	412	1,438
Elkem Energy	*244*	*256*	*711*
Elkem Primary Aluminium	*123*	*141*	*527*
Elkem Silicon-related	*164*	*15*	*200*
Borregaard	91	65	366
Borregaard Energy	*29*	*51*	*229*
Borregaard Chemicals	*62*	*14*	*137*
Orkla Financial Investments	**80**	**67**	**185**
Orkla HQ/Other Business	**(53)**	**(33)**	**(199)**

* Before amortisation and other income and expenses